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                     SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

                              SCHEDULE 13G

                           (AMENDMENT NO. 13)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Hach Company
                        -----------------------------
                               (Name of Issuer)


                               COMMON STOCK
                        -----------------------------
                      (Title of class of securities)


                               404504 10 2
                        -----------------------------
                             (CUSIP Number)



Check the following box if a fee is being paid with this statement: /  /










                                      Page 1 of 6 Pages

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                                                      Page 2 of 6 Pages

CUSIP NO. 404504 10 2
-------------------------------------------------------------------------------
(1)  Names of Reporting Person
     S.S. or I.R.S. Identifica-               Kathryn C. Hach-Darrow
     tion Nos. of Above Person                ###-##-####
-------------------------------------------------------------------------------
(2)  Check the appropriate Box                  (a)
     if a Member of a Group                     (b)
-------------------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Citizenship or Place of                  United States of America
     Organization
-------------------------------------------------------------------------------
Number of Shares                 (5)  Sole Voting Power
Beneficially Owned                                               4,452,992
by Each Reporting                ----------------------------------------------
Person With                      (6)  Shared Voting                120,782
                                 ----------------------------------------------
                                 (7)  Sole Dispositive           4,452,992
                                 ----------------------------------------------
                                 (8)  Shared Dispositive Power     120,782
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(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                              4,573,774
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain Shares
-------------------------------------------------------------------------------
(11) Percent of Class Represented
     by Amount in Row (9)                                           55.49%
-------------------------------------------------------------------------------
(12)Type of Reporting Person                                           IN

-------------------------------------------------------------------------------

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                                                      Page 3 of 6 Pages

                               SCHEDULE 13G
                             (AMENDMENT NO. 13)
ITEM 1.

     (a) Name of Issuer:  Hach Company

     (b) Address of Issuer's Principal Executive Office:

         5600 Lindbergh Drive
         Loveland, Colorado  80537

ITEM 2.

     (a) Name of Persons Filing:  Kathryn C. Hach-Darrow

     (b) Address of Principal Business Office or, if none, Residence:

         5600 Lindbergh Drive
         Loveland, Colorado  80537

     (c) Citizenship:  United States of America

     (d) Title of Class of Securities:  Common Stock

     (e) CUSIP Number:  404504 10  2

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP.

     (a) Amount Beneficially Owned:

         4,573,774

     (b) Percent of Class

         55.52%

     (c) The number of shares of Common Stock which Mrs. Kathryn C. Hach-Darrow owns and the nature of her beneficial ownership is as follows:

         (i) Sole power to vote or direct the vote:
             4,452,992(1)

        (ii) Shared power to vote or direct the vote:
             120,782(2)


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                                                      Page 4 of 6 Pages

       (iii) Sole Power to dispose or direct the disposition:
             4,452,992(1)

        (iv) Shared power to dispose or direct the disposition:
             120,782(2)

    (1) These shares consist of (a) 927,000 shares of Common Stock which Mrs. Hach-Darrow owns individually and has the sole power to vote and dispose of, (b) 2,014,400 shares of Common Stock which are held in three trusts created by the late Clifford C. Hach (the "Hach Trusts")and which Mrs. Hach-Darrow has the power as trustee to vote and dispose of, (c) 1,511,415 shares of Common Stock held by C&K Enterprises, Ltd.("C&K"), of which Mrs. Hach-Darrow, both individually and as trustee under the marital trust established under her deceased husband's estate, has the power to direct the vote and to direct the disposition, and (d) 177 shares of Common Stock allocated to Mrs. Hach-Darrow's account under the Hach Company Employee Stock Ownership Plan ("Hach ESOP").

    (2) These shares include 120,782 shares of Common Stock owned by the Hach Scientific Foundation(the "Hach Foundation"), a charitable foundation. Kathryn C. Hach-Darrow is president and a trustee of the Hach Foundation, and she shares the voting and investment owner with respect to such shares of Common Stock.

Mrs. Hach-Darrow is also the beneficial owner of 4,573,774 shares of Class A Common Stock, $1.00 par value, of the Issuer ("Class A Stock"), a class of non-voting equity securities. These shares consist of (a) 927,000 shares of Class A Stock which Mrs. Hach-Darrow owns individually and has the sole power to vote and dispose of, (b) 2,014,400 shares of Class A Stock which are held by the Hach Trusts , (c) 1,511,415 shares of Class A Stock held by C&K (d) 177 shares of Class A Stock allocated to Mrs. Hach-Darrow's account under the Hach ESOP and (e) 120,782 shares of Class A Stock owned by the Hach Foundation. Neither the Common Stock nor the Class A Stock will be convertible into another class of common stock or any other security of the Issuer. However, the holders of outstanding Class A Stock will be entitled to one vote per share of Class A Stock on all matters presented to the stockholders of the Issuer automatically (i) at any time when the number of outstanding shares of Common Stock falls below 10% of the aggregate number of outstanding Common Stock and Class A Stock; and (ii) upon resolution of the Board of Directors of the Issuer if, as a result of the existence of the Class A Stock, either the Common Stock or Class A Stock or both, are excluded from trading on the NASDAQ Stock Market National


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                                                      Page 5 of 6 Pages

Market System and other comparable quotation systems then in use, and are excluded from trading by the New York Stock Exchange, American Stock Exchange and all other principal national securities exchanges then in use.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The stockholders of C&K, who are currently Mrs. Hach-Darrow and her three children , Paul Hach, Bruce Hach and Mary Hach, as stockholders in C&K, are entitled to share in the dividends and proceeds from the sale of the stock being held by C&K.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.



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                                                      Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         /s/ Kathryn Hach-Darrow
                                         -------------------------------
                                         Kathryn C. Hach-Darrow


February 10, 1998